DLA Piper LLP (US)
1000 Louisiana Street, Suite 2800
Houston, Texas 77002-5005
www.dlapiper.com

Frank Wu
frank.wu@dlapiper.com
T 713.425.8446
F 713.300.6046

August 13, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso
Tom Jones
Praveen Kartholy
Gary Todd

Re:                             Registration Statement on Form S-1 for Applied Optoelectronics, Inc.

Filed on August 13, 2013

Ladies and Gentlemen:

We are submitting this letter on behalf of Applied Optoelectronics, Inc. (the “Company”) to the staff (the “Staff”) of the Securities and Exchange Commission as a courtesy to the Staff in connection with the Company’s Registration Statement publicly filed on August 13, 2013 (the “Registration Statement”).  For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and four marked copies of the Registration Statement (against Amendment No. 2 to the Registration Statement confidentially submitted on June 28, 2013).

If you should have any questions regarding the above or the Registration Statement, please do not hesitate to call the undersigned at (713) 425-8446.

Very truly yours,

DLA Piper LLP (US)

/s/ Frank Wu

Frank Wu
Partner

cc:

Chi-Hsiang (Thompson) Lin (Applied Optoelectronics, Inc.)
James L. Dunn, Jr. (Applied Optoelectronics, Inc.)
Philip Russell (DLA Piper LLP (US))
J. Robert Suffoletta (Wilson Sonsini Goodrich & Rosati, Professional Corporation)